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                                                                     EXHIBIT 12
                                AMERICAN EXPRESS COMPANY
               COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGE
                                     (Dollars in millions)


                        Three Months          Years Ended December 31,
                       Ended Mar. 31, ----------------------------------------
                              2000
                          (Unaudited)     1999      1998      1997     1996     1995
                           ---------      ----      ----      ----     ----     ----
Earnings:
  Pretax income from
   continuing operations        $920     $3,438    $2,925   $2,750    $2,664   $2,183
  Interest expense               664      2,178     2,224    2,122     2,160    2,343
  Other adjustments               38        151       124      127       139       95
                               -----      -----     -----    -----     -----    -----
Total earnings (a)            $1,622     $5,767    $5,273   $4,999    $4,963   $4,621
                               -----      -----     -----    -----     -----    -----
Fixed charges:
  Interest expense              $664     $2,178    $2,224   $2,122    $2,160   $2,343
  Other adjustments               40        152       129      129       130      135
                                 ---      -----     -----    -----     -----    -----
Total fixed charges (b)         $704     $2,330    $2,353   $2,251    $2,290   $2,478
                                 ---      -----     -----    -----     -----    -----
Ratio of earnings to
    fixed charges (a/b)         2.30       2.48      2.24     2.22      2.17     1.86

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Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the company) and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

In the fourth quarter of 1995, the companys ownership in First Data Corporation
(FDC) was reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the companys investment in FDC is accounted for as Investments - Available for Sale.